TABLE OF CONTENTS

TABLE OF CONTENTS
    FORWARD-LOOKING STATEMENTS
    COMPASS
    RISK FACTORS
    WHERE YOU CAN FIND MORE INFORMATION
    SELECTED FINANCIAL DATA
    USE OF PROCEEDS
    DISTRIBUTION OF SECURITIES
    SELLING STOCKHOLDERS
    LEGAL MATTERS
    EXPERTS
INFORMATION NOT REQUIRED IN PROSPECTUS
SIGNATURES
EXHIBIT 5.1 OPINION
EXHIBIT 23.1 CONSENT
EXHIBIT 24.1 POWER OF ATTORNEY

As filed with the Securities and Exchange Commission on September 17, 2001

Registration No. 333-________

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-4
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

COMPASS BANCSHARES, INC.
(Exact name of registrant as specified in its charter)

Delaware	6021	63-0593897
(State or other jurisdiction of incorporation or organization)	*(Primary Standard Industrial Classification Code Number)*	*(I.R.S. Employer Identification No.)*

15 South 20th Street
Birmingham, Alabama 35233
(205) 297-3000
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Jerry W. Powell, Esquire
General Counsel
Compass Bancshares, Inc.
15 South 20th Street
Birmingham, Alabama 35233
(205) 297-3960

Copies to:
Annette L. Tripp, Esquire
Locke Liddell & Sapp LLP
600 Travis Street, 34th Floor
Houston, Texas 77002
(713) 226-1200

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Approximate date of commencement of proposed sale to the public:
From time to time after this Registration Statement becomes effective.

If the only securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. [ ]

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [x]

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

CALCULATION OF REGISTRATION FEE

Title of shares to be registered	Amount to be registered(1)	Proposed maximum offering price per unit(2)	Proposed maximum aggregate offering price (2)	Amount of registration fee
Common Stock, $2.00 par value	**4,000,000**	**$23.625**	**$94,500,000**	**$23,625**

(1)   The shares of common stock set forth in the Calculation of Registration Fee table, and which may be offered pursuant to this Registration Statement, include, pursuant to Rule 416 of the Securities Act of 1933, as amended, such additional number of shares of the Registrant's common stock that may become issuable as a result of any stock splits, stock dividends or similar event.

(2)   Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c) on the basis of the average of the high and low sales prices reported through the Nasdaq National Market System on September 17, 2001.

    The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.



The information in this document is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This document is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion dated September 17, 2001

4,000,000 Shares

COMPASS BANCSHARES, INC.

15 South 20th Street
Birmingham, Alabama 35223
(205) 297-3000

Common Stock

This document relates to 4,000,000 shares of common stock that may be offered and issued from time to time in connection with acquisitions of other businesses, assets, properties or securities.

The amount and type of consideration we will offer and the other specific terms of each acquisition will be determined by negotiations with the owners or controlling persons of the businesses, assets, properties or securities to be acquired. We may structure business acquisitions in a variety of ways, including acquiring stock, other equity interests or assets of the acquired business or merging the acquired business with us or one of our subsidiaries. We do not expect to receive any cash proceeds from the sale of shares of common stock issued pursuant to this document. We may be required to provide further information by means of a post-effective amendment to the registration statement or a supplement to this document once we know the actual information concerning a specific acquisition.

We will pay all expenses of this offering. We will not pay underwriting discounts or commissions in connection with issuing these shares, although we may pay finder's fees in specific acquisitions. Any person receiving a finder's fee may be deemed an underwriter within the meaning of the Securities Act of 1933.

Our common stock is quoted on the Nasdaq National Market under the symbol "CBSS." On September 17, 2001, the last reported sale price for our common stock on Nasdaq was $23.79 per share.

We may also permit individuals or entities who have received or will receive shares of our common stock in connection with the acquisitions described above to use this document to cover resales of those shares. See "Selling Stockholders" for the identity of any such individuals or entities.

Investing in our common stock involves a high degree of risk. You should carefully consider the "Risk Factors" beginning on page 1 in determining whether to invest in our common stock.

This document (unless amended or supplemented) may only be used in connection with our issuance of common stock in connection with combinations, mergers or acquisitions that would be exempt from registration if not for the possibility of integration with other transactions. This document may not be used in connection with reoffers and resales by persons who receive shares unless accompanied by a prospectus supplement or post-effective amendment, if required.

The shares of Compass common stock offered by this document are not savings accounts or bank deposits, are not obligations of or guaranteed by any banking or non-banking affiliate of Compass and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency.

Neither the Securities and Exchange Commission nor any state securities regulators have approved or disapproved of these securities or determined if this document is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this document is _________________, 2001.

TABLE OF CONTENTS

	Page
Forward-Looking Statements	i
Compass	1
Risk Factors	1
Where You Can Find More Information	2
Selected Financial Data	3
Use Of Proceeds	4
Distribution Of Securities	4
Selling Stockholders	4
Legal Matters	4
Experts	5

This document incorporates important business and financial information about Compass that is not included in or delivered with this document. Copies of any of the documents incorporated by reference (excluding exhibits unless specifically incorporated therein) are available without charge upon written or oral request from Ed Bilek at 15 South 20th Street, Birmingham, Alabama 35233 (telephone no. (205) 297-3331). To ensure timely delivery of the requested information, you should make your request at least five business days before the date upon which you must make your final investment decision.

FORWARD-LOOKING STATEMENTS

This document and the documents that are and will be incorporated into this document contain forward-looking statements that involve risks and uncertainties. The outcome of the events described in these forward-looking statements is subject to risks, and actual results could differ materially from the events predicted in the applicable statements. These statements relate to our future plans, objectives, expectations and intentions. These statements may be identified by the use of words like "believes," "expects," "may", "will," "should," "seeks," "pro forma," or "anticipates," and similar expressions. Our actual results could differ materially from those discussed in these statements. Factors that could contribute to these differences include those discussed under "Risk Factors," beginning on page 1 and elsewhere in this document and in the documents incorporated herein by reference.

COMPASS

Compass is a Delaware corporation that was organized in 1970. We are a financial holding company registered with the Board of Governors of the Federal Reserve System under the Bank Holding Company Act. Most of our revenues are from our bank subsidiaries located in Alabama, Arizona, Colorado, Florida, New Mexico and Texas.

On June 30, 2001, we and our subsidiaries had consolidated assets of $21.7 billion, consolidated deposits of $13.7 billion, and total shareholders' equity of $1.6 billion. See "Where You Can Find More Information" and "Selected Financial Data."

Our main offices are at 15 South 20th Street, Birmingham, Alabama 35233, and our telephone number is (205) 297-3000.

RISK FACTORS

Before you invest in our common stock, you should be aware that there are various risks, including those described below. You should carefully consider these factors together with all of the other information included in or incorporated into this document before you decide to acquire any common stock.

We may have difficulty combining the operations of acquired entities with our own operations. Since January 1, 2000, we have acquired three bank holding companies (Western Bancshares of Albuquerque, Inc., Founders Bancorp, Inc. and FirsTier Corporation), a thrift holding company (MegaBank Financial Corporation) and several affiliated insurance agencies. Because the markets and industries in which we operate are highly competitive, and because of the inherent uncertainties associated with the integration of an acquired company, there can be no assurance that we will be able to realize fully the strategic objectives and operating efficiencies in all of our acquisitions. In addition, Compass may lose key personnel, either from the acquired entities or from itself, as a result of acquisitions. These factors could contribute to the benefits expected from acquisitions not being achieved within expected time frames or not being achieved at all.

We face significant competition. Our bank subsidiaries compete with other banks on the basis of service, convenience and price. Because of regulatory changes and consumer demands, banks have experienced increased competition from other financial entities offering similar products. Competition from both bank and non-bank organizations will continue.

Changes in the economy may negatively affect our business and stock price. General economic conditions impact the banking industry. The credit quality of our loan portfolio reflects the general economic conditions where we do business. Our continued financial success depends on things beyond our control, like national and local economic conditions, the supply and demand for investable funds, interest rates and federal, state and local laws. Any deterioration in any of these conditions could have a material adverse effect on our financial condition and results of operations, which would probably negatively affect the market price of our common stock.

Our charter and bylaws may make hostile takeovers more difficult. Our Certificate of Incorporation and Bylaws contain provisions which may make us a less attractive target for acquisition by anyone who does not have the support of our Board of Directors. These provisions include the requirement of a supermajority vote of stockholders or directors to approve certain business combinations and other corporate actions, a minimum price provision, several special procedural rules and a staggered board of directors. There is also a limitation that stockholder actions without a meeting may only be taken by unanimous written stockholder consent.

1

WHERE YOU CAN FIND MORE INFORMATION

This document is part of a registration statement on Form S-4 that we filed with the Commission under the Securities Act using a "shelf" registration process. As permitted by Commission rules, this document does not contain all of the information included in the registration statement and the accompanying exhibits filed with the Commission. You may refer to the registration statement and its exhibits for more information.

We are subject to and comply with the informational reporting requirements of the Securities Exchange Act of 1934, as amended. You may read and copy any document we file with the Commission at the Commission's public reference room at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, or at its regional offices at 7 World Trade Center, Suite 1300, Chicago, Illinois 60661. You may obtain further information about the operation of the Commission's public reference room by calling the Commission at 1-800-SEC-0330. Our filings are also available to the public over the internet at the Commission's website at http://www.sec.gov.

Our common stock is traded on the Nasdaq National Market under the symbol "CBSS." Documents filed by us also can be inspected at the offices of the National Association of Securities Dealers, Inc., 1735 K Street, N.W., Washington, D.C. 20006.

The Commission allows us to "incorporate by reference" information into this document, which means that we can disclose important information to you by referring you to another document filed separately with the Commission. The information incorporated by reference is deemed to be part of this document, except for any information superseded by information contained directly in the document. This document incorporates by reference other documents that are listed below that we have previously filed with the Commission.

- Annual Report on Form 10-K for the fiscal year ended December 31, 2000;

- Quarterly Reports on Form 10-Q for the quarters ended March 31, 2001 and June 30, 2001;

- Current Report on Form 8-K dated February 28, 2001 and filed March 29, 2001;

- Current Report on Form 8-K dated September 5, 2001 and filed September 6, 2001;

- Proxy Statement dated March 16, 2001 and filed March 16, 2001, relating to its annual meeting of stockholders held on April 16, 2001; and

- The description of our common stock contained in our Proxy Statement dated April 16, 1982 relating to its Annual Meeting held May 17, 1982.

We also incorporate by reference additional documents that we might file with the Commission between the date of this document and the date of the termination of this offering. These include periodic reports, such as Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K.

Copies of any of the documents incorporated by reference (excluding exhibits unless specifically incorporated therein) are available without charge upon written or oral request from Ed Bilek at 15 South 20th Street, Birmingham, Alabama 35233 (telephone no. (205) 297-3331). To ensure timely delivery of the requested information, you should make your request at least five business days before the date upon which you must make your investment decision.

We have not authorized anyone to provide you with information that is different from what is contained in this document. You should not assume that the information contained in this document is accurate as of any date other than September 17, 2001.

SELECTED FINANCIAL DATA

The following table shows selected consolidated financial information as of and for the years ended December 31, 2000, 1999, 1998, 1997 and 1996 and the six months ended June 30, 2001 and 2000. Our historical data as of and for the years ended December 31, 2000, 1999, 1998, 1997 and 1996 is derived from our audited financial statements. Our historical data as of and for the six months ended June 30, 2001 and 2000, is derived from our unaudited financial statements. In the opinion of our management, all adjustments considered necessary for a fair presentation have been included in the unaudited interim data. This information should be read with our historical consolidated financial statements and the related notes incorporated by reference in this document. See "Where You Can Find More Information."

	As of and for the Six Months Ended June 30,		As of and for the Year Ended December 31,				
	2001	2000	2000	1999	1998	1997	1996
Total assets	$21,710,944	$19,817,900	$20,877,160	$19,152,848	$17,940,640	$15,370,950	$14,086,115
Total deposits	13,700,794	14,491,814	14,825,377	13,653,969	12,569,329	11,311,287	11,239,702
Long-term debt	3,230,137	2,232,977	2,585,185	2,608,223	2,064,220	1,436,333	736,212
Total shareholders' equity	1,640,930	1,356,459	1,510,004	1,254,929	1,248,676	1,113,984	989,857
Net interest income	389,029	354,190	718,512	676,702	604,160	558,508	503,881
Net income from continuing operations	129,535	121,300	241,623	228,968	191,213	172,673	151,521
Cash dividends per common share (2)	0.46	0.44	0.88	0.80	0.70	0.63	0.57
Shareholders' equity (book value) per common share (2)	12.81	10.62	11.82	10.13	9.88	8.96	7.97
Weighted average number of shares outstanding (2)	127,717	125,559	126,514	123,482	121,435	120,303	119,048
Number of common shares outstanding at end of period	128,143	127,700	127,779	123,849	82,327	80,517	53,409

_____

(1)   Net income per common share from continuing operations represents basic earnings per share.
(2)   Data has been restated to reflect the three-for-two stock split effected in April 1997 and the three-for-two stock split effected in April 1999.

3

USE OF PROCEEDS

We will be offering and issuing our common stock from time to time in connection with our acquisitions of other businesses, assets, properties or securities. We will not receive any cash proceeds from these offerings.

DISTRIBUTION OF SECURITIES

The 4,000,000 shares of our common stock covered by this document are available for use in connection with acquisitions by us of other businesses, assets, properties or securities. The consideration offered by us in such acquisitions, in addition to any shares of common stock offered by this document, may include cash, certain assets and/or assumption by us of liabilities of the businesses, assets, properties or securities being acquired. The amount and type of consideration we will offer and the other specific terms of each acquisition will be determined by negotiations with the owners or controlling persons of the businesses, assets, properties or securities to be acquired after taking into account the current and anticipated future value of such businesses, assets, properties or securities, along with all other relevant factors. The shares of common stock issued to the owners of the businesses, assets, properties or securities to be acquired normally are valued at a price reasonably related to the market value of such common stock either at the time an agreement is reached regarding the terms of the acquisition or upon delivery of the shares.

We may also permit individuals or entities who have received or will receive shares of our common stock in connection with the acquisitions described above, or their transferees or successors-in-interest, to use this document to cover their resale of such shares. See "Selling Stockholders," as it may be amended or supplemented from time to time, for a list of those individuals or entities who are authorized to use this document to sell their shares of Compass common stock.

SELLING STOCKHOLDERS

The selling stockholders listed in any supplement to this document, and any transferees or successors-in-interest to those persons, may from time to time offer and sell, pursuant to this document, some or all of the shares covered by this document.

Resales by selling stockholders may be made directly to investors or through a securities firm acting as an underwriter, broker or dealer. When resales are to be made through a securities firm, such securities firm may be engaged to act as the selling stockholder's agent in the sale of the shares by such selling stockholder, or the securities firm may purchase shares from the selling stockholders as principal and thereafter resell such shares from time to time. The fees earned by or paid to such securities firm may be the normal stock exchange commission or negotiated commissions or underwriting discounts to the extent permissible. In addition, such securities firm may effect resales through other securities dealers, and customary commissions or concessions to such other dealers may be allowed. Sales of shares may be at negotiated prices, at fixed prices, at market prices or at prices related to market prices then prevailing. Any such sales may be made on The Nasdaq National Market, in the over-the-counter market, by block trade, in special or other offerings, directly to investors or through a securities firm acting as agent or principal, or a combination of such methods. Any participating securities firm may be indemnified against certain liabilities, including liabilities under the Securities Act. Any participating securities firm may be deemed to be an underwriter within the meaning of the Securities Act, and any commission earned by such firm may be deemed to be underwriting discounts or commissions under the Securities Act.

In connection with resales of the shares sold hereunder, a prospectus supplement, if required, will be filed under Rule 424(b) under the Securities Act, disclosing the name of the selling stockholder, the participating securities firm, if any, the number of shares involved, any material relationship the selling stockholder may have with us or our affiliates, and other details of such resale to the extent appropriate. Information concerning the selling stockholders will be obtained from the selling stockholders.

Stockholders may also offer shares of stock issued in past and future acquisitions by means of prospectuses under other available registration statements or pursuant to exemptions from the registration requirements of the Securities Act, including sales which meet the requirements of Rule 145(d) under that Act, and stockholders should seek the advice of their own counsel with respect to the legal requirements for such sales.

LEGAL MATTERS

Certain legal matters in connection with the shares of common stock offered hereby will be passed upon for us by Jerry W. Powell, Esquire, our General Counsel and Secretary. As of September 12, 2001, Mr. Powell was the beneficial owner of an aggregate of approximately 186,140 shares of our common stock.

EXPERTS

The consolidated financial statements of Compass Bancshares, Inc. and its subsidiaries which are incorporated by reference into this prospectus from Compass Bancshares Inc.'s current report on Form 8-K dated September 5, 2001, which restate the consolidated financial statements that are incorporated by reference from Compass Bancshares Inc.'s annual report on Form 10-K for the year ended December 31, 2000, to reflect the acquisition by Compass Bancshares, Inc. of FirsTier Corporation on January 4, 2001, have been audited by Arthur Andersen LLP, independent public accountants, as indicated on their report with respect thereto, and are incorporated by reference herein in reliance upon the authority of said firm as experts in giving said reports.

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20. *Indemnification of Directors and Officers.*

Section 17 of Article V of Compass' Bylaws provides in part as follows:

> Without limitation, the Corporation shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he is or was a director, officer, employee or agent of the Corporation, or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding to the full extent permitted by the General Corporation Law of Delaware, upon such determination having been made as to his good faith and conduct as is required by said General Corporation Law. Expenses incurred in defending a civil or criminal action, suit or proceeding shall be paid by the Corporation in advance of the final disposition of such action, suit or proceeding to the extent, if any, authorized by the Board of Directors in accordance with the provisions of said General Corporation Law, officer, employee or agent to repay such amount unless it shall ultimately be determined that he is entitled to be indemnified by the Corporation.

Under Section 145 of the Delaware General Corporation Law (the "GCL"), directors, advisory directors and officers of a Delaware corporation are entitled to indemnification permitted by the statute as provided in such corporation's certificate of incorporation, by-laws, resolutions and other proper action.

In addition, Article 8 of Compass' Restated Certificate of Incorporation, as amended, provides:

> No director shall be personally liable to the Corporation or its stockholders for monetary damages for any breach of fiduciary duty of such director, except (i) for breach of the director's duty of loyalty to the Corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) pursuant to Section 174 of the Delaware General Corporation Law, or (iv) for any transaction from which the director derived an improper personal benefit. No amendment to or repeal of this Article 8 shall apply to or have any effect on the liability or alleged liability of any director of the Corporation for or with respect to any acts or omissions of such director occurring prior to such amendment or repeal.

This provision is identical to, and is authorized by, 1986 amendments to the GCL, Section 102(b)(7).

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of Compass pursuant to the foregoing provisions, or otherwise, Compass has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by Compass of expenses incurred or paid by a director, officer or controlling person of Compass in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, Compass will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

Item 21. *Exhibits and Financial Statement Schedules.*

5.1 Opinion and consent of Jerry W. Powell, Esquire, as to the legality of the securities being registered

23.1 Consent of Arthur Andersen LLP

23.2 Consent of Jerry W. Powell, Esquire (included in the opinion in Exhibit 5.1)

24.1 Power of Attorney

(b) Financial Statement Schedules:

Schedules for which provision is made in the applicable accounting regulations of the Securities and Exchange Commission are either not required under the related instructions, are inapplicable or not material, or the information called for thereby is otherwise included in the financial statements incorporated by reference and therefore has been omitted.

Item 22. *Undertakings.*

The undersigned registrant hereby undertakes:

(a)(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

i. To include any prospectus required by section 10(a)(3) of the Securities Act;

ii. To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereto) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effectiveness registration statement; and

iii. To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

provided, however, that paragraphs (i) and (ii) above do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the registrant pursuant to Section 13(a) or Section 15(d) of the Exchange Act that are incorporated by reference in the registration statement.

(a)(2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(a)(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of Compass' annual report pursuant to section 13(a) or section 15(d) of the Exchange Act that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c) The undersigned Registrant hereby undertakes the following:

(c)(1) That prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other Items of the applicable form.

(c)(2) That every prospectus (i) that is filed pursuant to paragraph (1) immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Securities Act and is used in connection with an offering of securities subject to Rule 415, will be filed as part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(d) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of Compass pursuant to the provisions described under Item 15 above, or otherwise, Compass has been advised that, in the opinion of the Commission, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by Compass of expenses incurred or paid by a director, officer or controlling person of Compass in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, Compass will, unless, in the opinion of its counsel, the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

(e) The undersigned Registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Item 4, 10(b), 11 or 13 of this form within one business day of receipt of such request, and to send the incorporated documents by first-class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the Registration Statement through the date of responding to the request.

(f) The undersigned Registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the Registration Statement when it became effective.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Birmingham, the State of Alabama, on September 17, 2001.

COMPASS BANCSHARES, INC.

By: *_____

D. Paul Jones, Jr., Director, Chairman and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

SIGNATURE	TITLE	DATE
*_____ D. Paul Jones, Jr.	Director, Chairman and Chief Executive Officer	September 17, 2001
*_____ Garrett R. Hegel	Chief Financial Officer (Principal Financial Officer)	September 17, 2001
*_____ Timothy L. Journy	Chief Accounting Officer	September 17, 2001
*_____ James H. Click, Jr.	Director	September 17, 2001
*_____ Charles W. Daniel	Director	September 17, 2001
*_____ W. Eugene Davenport	Director	September 17, 2001
_____ Marshall Durbin, Jr.	Director	September 17, 2001
*_____ Tranum Fitzpatrick	Director	September 17, 2001
*_____ Carl J. Gessler, Jr., M.D.	Director	September 17, 2001
*_____ John S. Stein	Director	September 17, 2001

*By: /s/ Jerry W. Powell_____
    Jerry W. Powell,
    Attorney-in-fact